press release

ArcelorMittal announces new organisational structure for the Americas and group finance

16 December 2015 - ArcelorMittal today announces that Lou Schorsch, 66, senior executive vice president, member of the Group Management Board and CEO of ArcelorMittal Americas, will retire from the company, effective end of February 2016. Mr Schorsch joined the company in 2003 as CEO of Ispat Inland.

Going forward it has been decided to structure the Americas business with dedicated leadership for four distinct business areas.

Jim Baske will be chief executive of ArcelorMittal Nafta Flat Rolled, with responsibility for all other operations in Nafta, excluding USA but including AM/NS Calvert. John Brett, currently executive vice president finance, planning and procurement for ArcelorMittal USA, will be appointed chief executive of ArcelorMittal USA effective 1st January 2016. Andy Harshaw, the current CEO of ArcelorMittal USA, is retiring but will stay with the company until 31st March 2016 to assist with the leadership transition.

In South America, Jefferson de Paula and Benjamin Baptista will continue as CEO South America Long and CEO South America Flat respectively.

All four will report to group chairman and CEO, Lakshmi N. Mittal.

Brian Aranha, currently vice president global automotive and commercial coordination, will assume leadership responsibilities for Mr Schorsch’s additional roles of strategy, CTO, R&D, CCM and global automotive, also reporting to Mr Lakshmi Mittal. He will be supported by David Clarke as head of strategy and CTO, Greg Ludkovsky as head of R&D and Brad Davey as head of global automotive.

Separately Robrecht Himpe, currently executive vice president and CTO of ArcelorMittal, will be appointed chief executive of AM/NS Calvert, working closely with AM/NS Calvert president Chris Richards and the rest of the Calvert team to accelerate the ramp-up of this important asset.

Commenting, Mr Mittal said, “Since joining the company in 2003, Lou has been an integral member of our senior leadership team. With a keen intellect and deep understanding of the dynamics of our industry as a result of his experience in both consultancy and operational roles, he has been a strong leader who is held in high esteem by all who know and work with him. We wish him all the best for his retirement.”

“There are a number of important priorities in the Americas business at present and therefore we took the decision to split out the leadership responsibilities into four key areas, directly reporting to the CEO.  We believe this is the optimum structure to ensure each division fully delivers on their business plans and puts in place the necessary actions to respond to current market challenges and capture market opportunities.  Jim, John, Jefferson and Benjamin are all experienced leaders and fully understand the priorities in today’s market environment. Additionally I am very pleased that Robrecht has agreed to become CEO of AM/NS Calvert. The opportunities for Calvert are considerable and it has an important contribution to make to the US$1 billion of structural Ebitda improvements the group is targeting globally for 2016.  As one of our most experienced industry executives, I am very confident in Robrecht’s ability to ensure we capture all the upside potential from this outstanding asset.”

Additionally, Mr BC Agarwal, 64, group head of finance and member of the management committee, will retire effective the end of February 2016. Mr Agarwal joined the company in 1973 and was involved in the setting up of the first plant in Indonesia. Genuino Christino will take up the position of group head of finance, reporting to Aditya Mittal, group CFO and CEO of ArcelorMittal Europe.

Commenting, Mr Mittal said: “Bhikam was one of the first employees of ArcelorMittal.  He was with me in the early days in Indonesia when we had nothing but a green field in front of us and has been with the company ever since. His energy, enthusiasm and knowledge will be much missed but I can only wish him an extremely well deserved retirement.”

Aditya Mittal said: “Mr Agarwal has made an outstanding contribution to this company over more than 40 years. He is someone who will always be considered part of ArcelorMittal, even in his retirement.  His shoes are hard to fill but I have worked very closely with Genuino for a number of years now and have great confidence in his ability to step into this important position.”

ArcelorMittal will also take the opportunity to simplify the management structure in-line with the ongoing drive to promote a performance-driven culture, empowering the segments to deliver optimum business results.  As a result the Group Management Board, which was established to ensure a smooth integration following the creation of ArcelorMittal, will be replaced with a more flexible structure. The CEO office - comprising the CEO and CFO - will work directly with a team of seven executive officers, who collectively encompass the key regions and corporate functions.

The executive officers are as follows:

Senior executive vice president

Davinder Chugh	Senior executive vice president, CEO of Africa and the CIS

Executive vice presidents

Brian Aranha	Executive vice president, head of strategy, CTO, R&D, CCM and global automotive
Jim Baske	Executive vice president, CEO ArcelorMittal Nafta Flat Rolled
Henri Blaffart	Executive vice president, group head of HR and corporate services
Jefferson de Paula	Executive vice president, CEO of ArcelorMittal South America Long
Geert van Poelvoorde	Executive vice president, CEO of ArcelorMittal Europe Flat
Simon Wandke	Executive vice president, CEO of ArcelorMittal Mining

The CEO office and executive officers will be further supported by the group management committee, which meets regularly to discuss the key strategic issues affecting the company.  The following executives are also appointed to the management committee:

Jose Manual Arias	CEO of BD South West, ArcelorMittal Europe Flat
John Brett	CEO ArcelorMittal USA
Genuino Christino	Vice president, head of group finance
Daniel Fairclough	Vice president, corporate finance and head of investor relations
Paramjit Kahlon	CEO ArcelorMittal Kryviy Rih